December 22, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Re:	First MetLife Investors Insurance Company
Registration Statement on Form 10,
Filed December 9, 2016
File No. 000-55705

Ladies and Gentlemen:

First MetLife Investors Insurance Company hereby requests that the above-referenced Registration Statement be withdrawn. First MetLife Investors Insurance Company plans to file an amendment to the Registration Statement on Form 10, filed on October 14, 2016 (File No. 000-55705) shortly.

Sincerely,

/s/ Lynn A. Dumais

Lynn A. Dumais

Vice President and Chief Financial Officer

cc:	Suzanne Hayes
Bonnie Baynes
Sharon Blume
Irene Paik
Josh Samples
U.S. Securities and Exchange Commission

Stephen Gauster
Bruce Schindler
MetLife, Inc.

Benjamin Nixon
Willkie Farr & Gallagher LLP